Date of Filing: February 6, 2004	File No. 001-14676

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U5A/Amended

NOTIFICATION OF REGISTRATION

Filed under Section 5(a) of the Public Utility

Holding Company Act of 1935

ScottishPower plc

ScottishPower NA 1 Limited

ScottishPower NA 2 Limited

NA General Partnership

PacifiCorp Holdings Inc.

Name of Registrants

The undersigned holding companies hereby notify the Securities and Exchange Commission that they amend their registration under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnish the following information as to the registrants and subsidiary companies thereof:

(1) Exact name of registrants:	ScottishPower plc
ScottishPower NA 1 Limited
Scottish Power NA 2 Limited NA General Partnership
PacifiCorp Holdings Inc.

(2) Address of principal executive offices:	In Scotland:	In the United States:
	1 Atlantic Quay	Suite 2000
	Glasgow G2 8SP	825 N.E. Multnomah Street
	Scotland UK	Portland, OR 97232

(3) Name and address of officers to whom notices and communications should be addressed:

Ian Russell	Judith A. Johansen
Chief Executive Officer	President and CEO
Scottish Power plc	Suite 2000
1 Atlantic Quay	500 N.E. Multnomah Street
Glasgow G2 8SP	Portland, OR 97232
Scotland UK

with copies to:
David T. Nish, Finance Director Andrew Mitchell, Company Secretary James Stanley, General Counsel Scottish Power plc 1 Atlantic Quay Glasgow G2 8SP Scotland UK	M. Douglas Dunn Orlan M. Johnson Milbank Tweed Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

(4)	Required information regarding the registrants and each subsidiary company thereof (indented to reflect parent-subsidiary relationships):

Name of Company	Organization	State/Country	Type of Business

Scottish Power plc	Corp.	Scotland	Holding Company

ScottishPower NA 1 Limited	Corp.	Scotland	Holding Company

ScottishPower NA 2 Limited	Corp.	Scotland	Holding Company

PacifiCorp Holdings Inc. (merged with NA General Partnership)	Corp.	DE	Holding Company

Pacific Klamath Energy, Inc.	Corp.	OR	Energy-related Company

PacifiCorp	Corp.	OR	Electric Utility

Centralia Mining Company	Corp.	WA	Mining Company

Energy West Mining Company	Corp.	UT	Mining Company

Glenrock Coal Company	Corp.	WY	Mining Company

Interwest Mining Company	Corp.	OR	Mining Company

Pacific Minerals, Inc.	Corp.	WY	Mining Company

Bridger Coal Company	Joint Venture	WY	Mining Company (66.67%)

PacifiCorp Environmental Remediation Company	Corp.	DE	Environmental Remediation (89.90%)

PacifiCorp Future Generations, Inc.	Corp.	OR	Holds rain forest carbon credits

Name of Company	Organization	State/Country	Type of Business
Canopy Botanicals, Inc.	Corp.	DE	Rain forest carbon credits (77.85%)

Canopy Botanicals, S.R.L.	Corp.	Bolivia	Rain forest carbon credits (49%)

PacifiCorp Investment Management, Inc.	Corp.	OR	Management Services

PacifiCorp Group Holdings Company	Corp.	OR	Nonutility Holding Company

En • able LLC	L.L.C.	DE	Inactive (50%)

PacifiCorp Trans, Inc.	Corp.	OR	Inactive

New Energy Holdings I, Inc.	Corp.	OR	Inactive

EnergyWorks Holdings I	Corp.	Cayman Islands	Inactive

New India Power Company Two	Corp.	Mauritius	Inactive

EnergyWorks India Co. Pvt.	Corp.	India	Inactive

New IndiaPower Company One	Corp.	Mauritius	Inactive

PACE Group, Inc.	Corp.	OR	Economic Development Assets

Pacific Kinston Energy, Inc.	Corp.	OR	Inactive

PacifiCorp Development Company	Corp.	OR	Inactive

PacifiCorp Generation Int’l, BV	Corp.	Netherlands	Project Bidding

Pacific Bakun Energy, BV	Corp.	Netherlands	Project Bidding

PacifiCorp Energy Ventures, Inc.	Corp.	OR	Energy-related Investments

Name of Company	Organization	State/Country	Type of Business
Nth Power Management, LP	Partnership	OR	Energy-related Investments

PacifiCorp Financial Services	Corp	OR	Inactive

Birmingham Syn Fuel I, Inc.	Corp.	OR	Inactive

CS Holdings, Inc.	Corp.	OR	Inactive

Koala FSC, Ltd.	Corp.	Bermuda	Inactive

Leblon Sales Corporation	Corp.	U.S. Virgin Islands	Special Purpose Subsidiary

Pacific Development (Property), Inc.	Corp.	OR	Special Purpose Subsidiary

Pacific Harbor Capital, Inc.	Corp.	DE	Financial Service Company

PFI International, Inc.	Corp.	Guam	Inactive

PHC Properties Corporation	Corp.	FL	Tax-Exempt Investments

PCC Holdings, Inc.	Corp.	OR	Finance Company

Hillsborough Leasing Services, Inc.	Corp.	NJ	Inactive

PNF Holdings, Inc.	Corp.	WA	Inactive

VCI Acquisition Co.	Corp.	OR	Inactive

PacifiCorp International Group Holdings Company	Corp.	OR	Nonutility Holding Company

PacifiCorp Hazelwood Pty Ltd.	Corp.	Australia	Inactive

Hazelwood Australia, Inc.	Corp.	OR	Inactive

Hazelwood Finance LP	Partnership	Australia	Inactive (12.5%)

Hazelwood Ventures, Inc.	Corp	OR	Inactive

Name of Company	Organization	State/Country	Type of Business
PPM Energy, Inc.	Corp.	OR	Wholesale Power Marketing Company

Arlington Wind LLC	L.L.C.	OR	Wind Facility

Enstor, Inc.	Corp	OR	Special Purpose Subsidiary

Columbia Gas Storage LLC	L.L.C.	DE	Gas Storage

Brentwood Gas Storage LLC	L.L.C.	OR	Gas Storage

City Gate Gas Storage LLC	L.L.C.	DE	Gas Storage

Delta Gas Storage LLC	L.L.C.	DE	Gas Storage

Enstor Louisiana LLC	L.L.C.	OR	Gas Storage

Enstor Operating Company LLC	Corp.	OR	Gas Storage

Katy Storage and Transportation, L.P.	Partnership	TX	Gas Storage

Heartland Wind LLC	L.L.C	OR	Special Purpose Subsidiary

Flying Cloud Power Partners, LLC	L.L.C.	DE	EWG

Klamath Energy LLC	L.L.C.	OR	EWG

Klamath Generation LLC	L.L.C.	OR	Special Purpose Subsidiary

Klondike Wind Power LLC	L.L.C.	OR	EWG

Moraine Wind II LLC	L.L.C.	OR	Wind Facility

Moraine Wind LLC	L.L.C.	OR	Wind Facility (EWG)

Pacific Wind Development LLC	L.L.C.	OR	Special Purpose Subsidiary

Phoenix Wind Power LLC	L.L.C.	OR	Wind Facility (EWG)

Name of Company	Organization	State/Country	Type of Business
PPM Alta Mesa LLC	L.L.C.	OR	Inactive

PPM Colorado Wind Ventures, Inc.	Corp.	OR	Wind Facility

Colorado Wind Ventures, LLC	L.L.C.	DE	Wind Facility

Colorado Green Holdings, LLC	L.L.C.	DE	Wind Facility (EWG)

Scenic Vista Wind Power, LLC	L.L.C.	DE	Special Purpose Subsidiary

Mountain View Green LLC	L.L.C.	OR	Special Purpose Subsidiary

Mountain View Power Partners III, LLC	L.L.C.	DE	EWG

Trimon Wind I LLC	L.L.C.	DE	Special Purpose Subsidiary

Invahoe Wind energy, LLC	L.L.C.	OR	Special Purpose Subsidiary

West Valley Leasing Company, LLC	L.L.C.	OR	Special Purpose Subsidiary

Signature

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrants have caused this amended notification of registration to be duly signed on its behalf on this the 6th day of February, 2004.

Scottish Power plc

By:	/s/ David T. Nish

David T. Nish Finance Director

Corporate Seal

Attest:

/s/ Donald McPherson
Donald McPherson

Verification

The undersigned, being duly sworn, deposes and says that he has duly executed the attached amended Notification of Registration dated February 6, 2004 for and on behalf of Scottish Power plc, that he is the Finance Director of such company, and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he/she is familiar with such instruments and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ David T. Nish
David T. Nish, Finance Director

(Official Seal)

Subscribed and sworn to before me at this 6th day of February 2004.

/s/ Donald McPherson
Donald McPherson

My commission expires: